DCP SOUTHERN HILLS PIPELINE, LLC

Consolidated Financial Statements for the
Years Ended December 31, 2019, 2018 and 2017

INDEPENDENT AUDITORS’ REPORT
To the Members of DCP Southern Hills Pipeline, LLC
We have audited the accompanying consolidated financial statements of DCP Southern Hills Pipeline, LLC and subsidiary (the "Company"), which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations, changes in members’ equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes to the consolidated financial statements.
Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DCP Southern Hills Pipeline, LLC and its subsidiary as of December 31, 2019 and 2018, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2019 in accordance with accounting principles generally accepted in the United States of America.
Emphasis of Matters
As discussed in Note 3 to the consolidated financial statements, in 2018, the Company adopted new accounting guidance related to recognition of revenue from contracts with customers. Our opinion is not modified with respect to this matter.
As discussed in Notes 5 and 6 to the consolidated financial statements, the Company has significant transactions with related parties. Our opinion is not modified with respect to this matter.
/s/ Deloitte & Touche LLP
Denver, Colorado
February 7, 2020
1

DCP SOUTHERN HILLS PIPELINE, LLC
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2019	2018
	(millions)
ASSETS
Current assets:
Cash and cash equivalents	$8.9	$5.7
Accounts receivable:
Affiliates	15.3	14.0
Trade and other	4.0	1.1
Other current assets	0.2	0.1
Total current assets	28.4	20.9
Property, plant and equipment, net	929.5	908.3
Other long-term assets	0.7	—
Total assets	$958.6	$929.2

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable:
Trade and other	$10.0	$7.3
Affiliates	4.3	1.8
Accrued taxes	3.4	1.8
Accrued capital expenditures	8.5	4.5
Accrued liabilities and other	2.1	3.0
Total current liabilities	28.3	18.4
Contract liabilities - affiliates	13.1	14.5
Other long-term liabilities	2.8	1.9
Total liabilities	44.2	34.8
Commitments and contingent liabilities
Total members’ equity	914.4	894.4
Total liabilities and members’ equity	$958.6	$929.2

See Notes to Consolidated Financial Statements.

DCP SOUTHERN HILLS PIPELINE, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended	Year Ended	Year Ended
	December 31, 2019	December 31, 2018	December 31, 2017
	(millions)
Operating revenues:
Transportation - affiliates	$173.8	$157.6	$127.7
Transportation	9.4	8.8	5.2
Other revenue - affiliates	—	0.8	—
Total operating revenues	183.2	167.2	132.9
Operating costs and expenses:
Cost of transportation - affiliates	4.7	3.3	3.3
Cost of transportation	1.1	—	—
Operating and maintenance expense	27.9	29.3	27.0
Depreciation expense	21.4	21.2	20.9
General and administrative expense - affiliates	5.2	5.2	5.2
General and administrative expense	2.5	2.1	1.8
Total operating costs and expenses	62.8	61.1	58.2
Operating income	120.4	106.1	74.7
Interest income	0.4	0.3	0.1
Income tax expense	(0.4)	(0.3)	(0.3)
Net income	$120.4	$106.1	$74.5

See Notes to Consolidated Financial Statements.

DCP SOUTHERN HILLS PIPELINE, LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

	DCP Southern Holding, LLC	DCP Pipeline Holding LLC	Phillips 66 Southern Hills LLC	Total Members’ Equity
	(millions)
Balance, January 1, 2017	$308.6	$307.9	$308.6	$925.1
Distributions to members	(31.1)	(31.1)	(31.1)	(93.3)
Net income	24.8	24.9	24.8	74.5
Balance, December 31, 2017	302.3	301.7	302.3	906.3
Contributions from members	—	2.0	1.0	3.0
Distributions to members	(7.8)	(75.2)	(41.5)	(124.5)
Cumulative effect adjustment (see Note 3)	1.2	1.1	1.2	3.5
Transfer of interest in DCP Southern Hills Pipeline, LLC (see Note 1)	(305.7)	305.7	—	—
Net income	10.0	60.6	35.5	106.1
Balance, December 31, 2018	—	595.9	298.5	894.4
Contributions from members	—	22.5	11.3	33.8
Distributions to members	—	(89.4)	(44.8)	(134.2)
Net income	—	80.3	40.1	120.4
Balance, December 31, 2019	$—	$609.3	$305.1	$914.4

See Notes to Consolidated Financial Statements.

DCP SOUTHERN HILLS PIPELINE, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended	Year Ended	Year Ended
	December 31, 2019	December 31, 2018	December 31, 2017
	(millions)
OPERATING ACTIVITIES:
Net income	$120.4	$106.1	$74.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	21.4	21.2	20.9
Other	(1.2)	(1.1)	0.1
Change in operating assets and liabilities:
Accounts receivable	(4.4)	(2.2)	(1.5)
Accounts payable	3.9	1.6	0.9
Other current liabilities	0.5	1.4	0.5
Other long-term liabilities	—	1.6	—
Net cash provided by operating activities	140.6	128.6	95.4
INVESTING ACTIVITIES:
Capital expenditures	(37.0)	(7.1)	(0.4)
Proceeds from sale of assets	—	—	0.2
Net cash used in investing activities	(37.0)	(7.1)	(0.2)
FINANCING ACTIVITIES:
Contributions from members	33.8	3.0	—
Distributions to members	(134.2)	(124.5)	(93.3)
Net cash used in financing activities	(100.4)	(121.5)	(93.3)
Net change in cash and cash equivalents	3.2	—	1.9
Cash and cash equivalents, beginning of period	5.7	5.7	3.8
Cash and cash equivalents, end of period	$8.9	$5.7	$5.7

See Notes to Consolidated Financial Statements.

DCP SOUTHERN HILLS PIPELINE, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2019, 2018, and 2017
1. Description of Business and Basis of Presentation

DCP Southern Hills Pipeline, LLC, with its consolidated subsidiary, or Southern Hills, we, our, the Company, or us, is engaged in the business of transporting natural gas liquids, or NGLs. The Southern Hills pipeline provides takeaway service from plants in the Midcontinent and DJ Basin to fractionation facilities along the Texas Gulf Coast and the Mont Belvieu, Texas market hub. The Southern Hills pipeline was placed into service in June 2013.

We are a limited liability company owned 66.665% by DCP Pipeline Holding LLC, a 100% owned subsidiary of DCP Midstream, LP, or DCP Midstream, and 33.335% by Phillips 66 Southern Hills LLC, a 100% owned subsidiary of Phillips 66 Partners LP, or Phillips 66 Partners. On May 1, 2018, DCP Southern Holding, LLC, a 100% owned subsidiary of DCP Midstream, contributed its 33.335% ownership interest in the Company to DCP Pipeline Holding LLC. Previously, we were owned 33.330% by DCP Pipeline Holding LLC, 33.335% by DCP Southern Holding, and 33.335% by Phillips 66 Southern Hills LLC. Throughout these consolidated financial statements, DCP Midstream and Phillips 66 Partners will together be referenced as the members. DCP Midstream is the operator of the Southern Hills pipeline.

The Company allocates revenues, costs, and expenses in accordance with the terms of the Second Amended and Restated LLC Agreement, which became effective on September 3, 2013, or the LLC Agreement, to each of the members based on each member’s ownership interest. Under terms of the LLC Agreement, the members are required to fund capital calls necessary to fund the capital requirements of the Company, including capital expansion and working capital requirements. Under the terms of the LLC Agreement, cash calls and cash distributions from operations are allocated to the members based upon each member’s respective ownership interest.

The consolidated financial statements include the accounts of Southern Hills and its 100% owned subsidiary and have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. Intercompany balances and transactions have been eliminated. Transactions between us and the members have been identified in the consolidated financial statements as transactions between affiliates.

2. Summary of Significant Accounting Policies

Use of Estimates - Conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes. Although these estimates are based on management’s best available knowledge of current and expected future events, actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents include all cash balances and investments in highly liquid financial instruments purchased with an original stated maturity of 90 days or less and temporary investments of cash in short-term money market securities.

Distributions - Under the terms of the LLC Agreement, we are required to make quarterly distributions to the members based on Available Cash, as the term is defined in the LLC Agreement. Available Cash distributions are paid pursuant to the members’ respective ownership percentages at the date the distributions are due.

Estimated Fair Value of Financial Instruments - The fair value of cash and cash equivalents, accounts receivable and accounts payable included in the consolidated balance sheets are not materially different from their carrying amounts because of the short-term nature of these instruments. We may invest available cash balances in short-term money market securities. As of December 31, 2019 and 2018, we invested $8.9 million and $5.6 million, respectively, in short-term money market securities which are included in cash and cash equivalents in our consolidated balance sheets. Given that the short-term money market securities are publicly traded and market prices are readily available, these investments are considered Level 1 fair value measurements.

Concentration of Credit Risk - Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and accounts receivable. We extend credit to customers and other parties in the normal course of business and have established various procedures to manage our credit exposure, including initial credit approvals, credit limits and rights of offset.

DCP SOUTHERN HILLS PIPELINE, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
Years Ended December 31, 2019, 2018, and 2017
Property, Plant and Equipment - Property, plant and equipment are recorded at historical cost. The cost of maintenance and repairs, which are not significant improvements, are expensed when incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Long-Lived Assets - We periodically evaluate whether the carrying value of long-lived assets has been impaired when circumstances indicate the carrying value of those assets may not be recoverable. This evaluation is based on undiscounted cash flow projections. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. We consider various factors when determining if these assets should be evaluated for impairment, including but not limited to:

•a significant adverse change in legal factors or business climate;

•a current-period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset;

•an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset;

•significant adverse changes in the extent or manner in which an asset is used, or in its physical condition;

•a significant adverse change in the market value of an asset; or

•a current expectation that, more likely than not, an asset will be sold or otherwise disposed of before the end of its estimated useful life.

If the carrying value is not recoverable, the impairment loss is measured as the excess of the asset’s carrying value over its fair value. We assess the fair value of long-lived assets using commonly accepted techniques, and may use more than one method, including, but not limited to, recent third party comparable sales and discounted cash flow models. Significant changes in market conditions resulting from events such as the condition of an asset or a change in management’s intent to utilize the asset would generally require management to reassess the cash flows related to the long-lived assets.

Revenue Recognition - Our operating revenues are primarily derived from services related to transportation of NGLs. Revenues from transportation agreements are recognized based on contracted volumes transported in the period the services are provided. Our contracts generally have terms that extend beyond one year, and are recognized over time. The performance obligation for most of our contracts encompasses a series of distinct services performed on discrete daily quantities of NGLs for purposes of allocating variable consideration and recognizing revenue while the customer simultaneously receives and consumes the benefits of the services provided. Revenue is recognized over time consistent with the transfer of goods or services over time to the customer based on daily volumes delivered. Consideration is generally variable, and the transaction price cannot be determined at the inception of the contract, because the volume of NGLs for which the service is provided is only specified on a daily or monthly basis. The transaction price is determined at the time the service is provided as the uncertainty is resolved.

Contract liabilities - We have contracts with customers whereby the customer reimburses us for costs we incur to construct certain connections to our operating assets. These agreements are typically entered into in conjunction with transportation agreements with customers. Prior to January 1, 2018 we previously accounted for these arrangements as a reduction to the cost basis of our long-lived assets which were amortized as a reduction to depreciation expense over the estimated useful life of the related assets. Under the accounting guidance currently effective we record these payments as deferred revenue which will be amortized into revenue over the expected contract term.

Significant Customers - There was no third party customer that accounted for more than 10% of total operating revenue for the years ended December 31, 2019, 2018 and 2017. There were significant transactions with affiliates for each of the years ended December 31, 2019, 2018 and 2017. See Note 6, Summary of Transactions with Affiliates.

Environmental Expenditures - Environmental expenditures are expensed or capitalized as appropriate, depending upon the future economic benefit. Expenditures that relate to an existing condition caused by past operations and that do not generate

DCP SOUTHERN HILLS PIPELINE, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
Years Ended December 31, 2019, 2018, and 2017
current or future revenue are expensed. Liabilities for these expenditures are recorded on an undiscounted basis when environmental assessments and/or clean-ups are probable and the costs can be reasonably estimated.

Income Taxes - We are structured as a limited liability company, which is a pass-through entity for federal income tax purposes. As a limited liability company, we do not pay federal income taxes. Instead, our income or loss for tax purposes is allocated to each of the members for inclusion in their respective tax returns. Consequently, no provision for federal income taxes has been reflected in these consolidated financial statements. We are subject to the Texas margin tax, which is treated as a state income tax. We follow the asset and liability method of accounting for state income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences between the consolidated financial statement carrying amounts and the tax basis of the assets and liabilities. For the years ended December 31, 2019, 2018 and 2017, deferred state income tax expense totaled $0.2 million, $0.1 million and $0.2 million, respectively. For the years ended December 31, 2019, 2018 and 2017, current state income tax expense totaled $0.2 million, $0.2 million and $0.1 million, respectively.

3. Recent Accounting Pronouncements

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU"), 2016-13 “Financial Instruments-Credit Losses (Topic 326),” or ASU 2016-13 - In June 2016, the FASB issued ASU 2016-13, which requires measuring all expected credit losses for financial instruments held at the reporting date based on historical experience and immediate recognition of management’s estimates of current expected credit losses. We adopted this ASU on January 1, 2020 and it did not have a material impact on our consolidated financial statements.

FASB ASU, 2016-02 “Leases (Topic 842)” or ASU 2016-02 - In February 2016, the FASB issued ASU 2016-02, which requires lessees to recognize a lease liability on a discounted basis and the right of use of a specified asset at the commencement date for all leases. We adopted this ASU on January 1, 2019 using the modified retrospective approach without application to prior periods. We implemented the following practical expedients and policy elections permitted under the new standard: (a) the package of practical expedients allowing us to not reassess whether expired or existing contracts contain a lease, the lease classification for any expired or existing leases and the treatment of initial direct costs for any expired or existing leases, (b) the land easement practical expedient, allowing us to carry forward our current accounting treatment for land easements in existing agreements, (c) not recognizing lease assets or liabilities when lease terms are less than twelve months and (d) for agreements that contain both lease and non-lease components, the company combines these components together and accounting for them as a single lease for all asset types.

The cumulative effect of the changes made to our consolidated January 1, 2019 balance sheet for the adoption of Topic 842 did not have material impact on our consolidated balance sheet or consolidated statement of cash flows.

FASB ASU 2014-09 “Revenue from Contracts with Customers (Topic 606),” or ASU 2014-09 and related interpretations and amendments - In May 2014, the FASB issued ASU 2014-09, which supersedes the revenue recognition requirements of Accounting Standards Codification Topic 605 “Revenue Recognition.” We adopted this ASU on January 1, 2018 using the modified retrospective method. Under the new standard, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. We recognized the initial cumulative effect of applying this ASU as an adjustment to the 2018 opening balance of members’ equity.

The adjustment to members’ equity represents the difference between amortizing deferred customer balances over the fixed asset useful life versus the estimated contract term. The cumulative effect of the changes made to our consolidated January 1, 2018 balance sheet for the adoption of Topic 606 was as follows:

DCP SOUTHERN HILLS PIPELINE, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
Years Ended December 31, 2019, 2018, and 2017

	Balance at	Adjustments	Balance at
	December 31,	due to ASU	January 1,
	2017	2014-09	2018
	(millions)
Balance sheet
Assets
Property, plant and equipment, net	$902.1	$17.9	$920.0

Liabilities and members' equity
Liabilities
Contract liabilities	$—	$14.4	$14.4

Members' equity	$906.3	$3.5	$909.8

In accordance with the new revenue standard requirements, the impact of adoption on our consolidated statement of operations and balance sheet was as follows:

	Year Ended December 31, 2018
	As Reported	Balances Without Adoption of ASC 606	Effect of Change
	(millions)
Statement of operations
Operating revenues
Transportation	$166.4	$164.6	$1.8

Operating costs and expenses
Depreciation expense	$21.2	$20.8	$0.4

DCP SOUTHERN HILLS PIPELINE, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
Years Ended December 31, 2019, 2018, and 2017

	Year Ended December 31, 2018
	As Reported	Balances Without Adoption of ASC 606	Effect of Change
	(millions)
Balance sheet
Assets
Property, plant and equipment, net	$908.3	$889.4	$18.9

Liabilities and members' equity
Liabilities
Contract liabilities	$15.5	$—	$15.5

Members' equity	$894.4	$896.5	$(2.1)

Aside from the adjustments to the opening consolidated balance sheet noted above, the impact of adoption on our consolidated total operating, financing or investing activities of our consolidated statement of cash flows for the period ended December 31, 2018 was immaterial.

4. Remaining Performance Obligation

Our remaining performance obligations consist primarily of minimum volume commitment fee arrangements. Upon completion of the performance obligations associated with these arrangements, customers are invoiced and revenue is recognized as transportation revenue in the consolidated statements of operations. The total amount of remaining performance obligations is estimated at approximately $431.1 million as of December 31, 2019. Our remaining performance obligations are expected to be recognized through 2029 with a weighted average remaining life of 5 years as of December 31, 2019. As a practical expedient permitted by ASC 606, this amount excludes variable consideration as well as remaining performance obligations that have original expected durations of one year or less, as applicable. Our remaining performance obligations also exclude estimates of variable rate escalation clauses in our contracts with customers.

5. Contract Liabilities - Affiliates

Our contract liabilities primarily consist of deferred revenue received from reimbursable projects. The following table summarizes changes in contract liabilities included in our balance sheets:

	Year Ended	Year Ended
	December 31, 2019	December 31, 2018
	(millions)
Balance, beginning of period	$14.5	$14.4
Additions	—	2.9
Revenue recognized (a)	(1.4)	(1.8)
Balance, end of period	13.1	15.5
Current contract liabilities	—	(1.0)
Long-term contract liabilities - affiliates	$13.1	$14.5

DCP SOUTHERN HILLS PIPELINE, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
Years Ended December 31, 2019, 2018, and 2017
(a) Deferred revenue recognized is included in affiliate transportation revenues on the consolidated statements of operations.

6. Summary of Transactions with Affiliates

DCP Midstream

Under the LLC Agreement, we are required to reimburse DCP Midstream for any direct costs or expenses (other than general and administration services) incurred by DCP Midstream on our behalf. Additionally, we pay DCP Midstream an annual service fee of $5.0 million, for centralized corporate functions provided by DCP Midstream on our behalf, including legal, accounting, cash management, insurance administration and claims processing, risk management, health, safety and environmental, information technology, human resources, credit, payroll, taxes and engineering. These expenses are included in general and administrative expense - affiliates in the consolidated statements of operations. Except with respect to the annual service fee, there is no limit on the reimbursements we make to DCP Midstream under the LLC Agreement for other expenses and expenditures incurred or payments made on our behalf.

We have entered into transportation agreements with DCP Midstream, which include a commitment to transport volumes at rates defined in our tariffs. These 15-year transportation agreements became effective in June 2013. We currently, and anticipate to continue to, transact with DCP Midstream in the ordinary course of business. DCP Midstream was a significant customer during the years ended December 31, 2019, 2018 and 2017.

DCP Sand Hills Pipeline, LLC

We have a long-term capacity arrangement with DCP Sand Hills Pipeline, LLC, or Sand Hills, which expires in March 2023. Under the terms of this agreement, Southern Hills has the right to transport minimum throughput volumes on the Sand Hills pipeline at rates defined in the transportation agreement.

Summary of Transactions with Affiliates

The following table summarizes our transactions with affiliates:

	Year Ended	Year Ended	Year Ended
	December 31, 2019	December 31, 2018	December 31, 2017
	(millions)
DCP Midstream and its affiliates:
Transportation - affiliates	$173.8	$157.6	$127.7
Other revenue - affiliates	$—	$0.8	$—
Cost of transportation - affiliates	$1.2	$—	$0.1
General and administrative expense - affiliates	$5.0	$5.0	$5.0
Phillips 66:
General and administrative expense - affiliates	$0.2	$0.2	$0.2
Sand Hills:
Cost of transportation - affiliates	$3.5	$3.3	$3.2

We had balances with affiliates as follows:

DCP SOUTHERN HILLS PIPELINE, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
Years Ended December 31, 2019, 2018, and 2017

	December 31,	December 31,
	2019	2018
	(millions)
DCP Midstream and its affiliates:
Accounts receivable	$15.3	$14.0
Accounts payable	$4.0	$1.5
Contract liabilities	$13.1	$14.5
Phillips 66
Other current assets	$0.1	$0.1
Sand Hills:
Accounts payable	$0.3	$0.3

7. Property, Plant and Equipment

Property, plant and equipment by classification is as follows:

	Depreciable	December 31,	December 31,
	Life	2019	2018
		(millions)

Transmission systems	20-50 Years	$1,050.4	$1,010.6
Other	3-30 Years	4.6	3.9
Land		2.0	2.0
Construction work in progress		8.8	6.7
Property, plant and equipment		1,065.8	1,023.2
Accumulated depreciation		(136.3)	(114.9)
Property, plant and equipment, net		$929.5	$908.3

8. Commitments and Contingent Liabilities

Regulatory Compliance - In the ordinary course of business, we are subject to various laws and regulations. In the opinion of our management, compliance with existing laws and regulations will not materially affect our consolidated results of operations, financial position, or cash flows.

Litigation - We are not party to any significant legal proceedings, but are a party to various administrative and regulatory proceedings and various commercial disputes that arose during the development of the Southern Hills pipeline and in the ordinary course of our business. Management currently believes that the ultimate resolution of the foregoing matters, taken as a whole and after consideration of amounts accrued, insurance coverage and other indemnification arrangements, will not have a material adverse effect on our consolidated results of operations, financial position, or cash flows.

General Insurance - Insurance for Southern Hills is written in the commercial markets and through affiliate companies, which management believes is consistent with companies engaged in similar commercial operations with similar assets. Our insurance coverage includes general liability and excess liability insurance above the established primary limits for general liability. All coverage is subject to certain limits and deductibles, the terms and conditions of which are common for companies with similar types of operations.

Environmental - The operation of pipelines for transporting NGLs is subject to stringent and complex laws and regulations

DCP SOUTHERN HILLS PIPELINE, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
Years Ended December 31, 2019, 2018, and 2017
pertaining to health, safety, and the environment. As an owner or operator of these facilities, we must comply with United States laws and regulations at the federal, state, and, in some cases, local levels that relate to worker safety, pipeline safety, air and water quality, solid and hazardous waste storage, management, transportation and disposal, and other environmental matters. The cost of planning, designing, constructing, and operating pipelines incorporates compliance with environmental laws and regulations, worker safety standards, and safety standards applicable to our various facilities. In addition, there is increasing focus from (i) regulatory bodies and communities, and through litigation, on hydraulic fracturing and the real or perceived environmental or public health impacts of this technique, which indirectly presents some risk to the available supply of natural gas and the resulting supply of NGLs, (ii) regulatory bodies regarding pipeline system safety which could impose additional regulatory burdens and increase the cost of our operations, and (iii) regulatory bodies and communities that could prevent or delay the development of fossil fuel energy infrastructure such as pipeline and associated facilities used in our business. Failure to comply with various health, safety and environmental laws and regulations may trigger a variety of administrative, civil, and potentially criminal enforcement measures, including citizen suits, which can include the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of injunctions or restrictions on operation. Management believes that, based on currently known information, compliance with these existing laws and regulations will not have a material adverse effect on our consolidated results of operations, financial position, or cash flows.

Purchase Obligations - We have capacity arrangements which terminate March 2023 and December 2029, with options to renew annually thereafter. Under the terms of these agreements, Southern Hills has the right to transport minimum throughput volumes on other pipelines at rates defined in the capacity arrangement. The expected cost to reserve the capacity over the term is as follows:

(millions)
2020	$17.8
2021	17.8
2022	17.8
2023	15.4
2024	14.6
Thereafter	73.0
Total obligations	$156.4

During the year ended December 31, 2019, the fixed cost of transportation under this arrangement was $3.2 million.

9. Supplemental Cash Flow Information

	Year Ended	Year Ended	Year Ended
	December 31, 2019	December 31, 2018	December 31, 2017
	(millions)
Non-cash investing and financing activities:
Property, plant and equipment acquired with accrued liabilities and accounts payable	$9.9	$4.6	$0.1
Cumulative effect of applying ASU 2014-09 on property, plant and equipment	$—	$17.9	$—
Cumulative effect of applying ASU 2014-09 on contract liabilities	$—	$(14.4)	$—
Cumulative effect of applying ASU 2014-09 on members' equity	$—	$(3.5)	$—
Other non-cash changes in property, plant and equipment, net	$0.1	$—	$—

DCP SOUTHERN HILLS PIPELINE, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
Years Ended December 31, 2019, 2018, and 2017
10. Subsequent Events

We have evaluated subsequent events occurring through February 7, 2020, the date the consolidated financial statements were issued, and have identified no events that require adjustments to or disclosure in these consolidated financial statements.